UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission File Number: 1-9595

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Best Buy Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BEST BUY CO., INC.

7601 Penn Avenue South

Richfield, Minnesota 55423

BEST BUY RETIREMENT SAVINGS PLAN

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of

Best Buy Retirement Savings Plan

Richfield, Minnesota

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Best Buy Retirement Savings Plan (the "Plan") as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota

June 21, 2019

We have served as the auditor of the Plan since 2005.

BEST BUY RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2018 AND 2017

	2018	2017
ASSETS:
Investments:
Investments at fair value (see Note 3)	$1,591,262,314	$1,651,166,526
Investments at contract value (see Note 4)	182,828,989	164,250,650
Total investments	1,774,091,303	1,815,417,176

Receivables:
Participant contributions	—	2,550,918
Employer contributions	—	1,295,549
Participant loans	3,971,930	11,435,236
Total receivables	3,971,930	15,281,703

NET ASSETS AVAILABLE FOR BENEFITS	$1,778,063,233	$1,830,698,879

See notes to the financial statements.

BEST BUY RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
ADDITIONS:
Contributions:
Participant	$120,854,112	$107,244,393
Employer	59,643,611	56,045,606
Rollovers	6,394,938	3,272,195
Total contributions	186,892,661	166,562,194

Investment income (loss):
Net realized and unrealized appreciation (depreciation) in fair value of investments	(130,654,218)	270,168,673
Interest and dividend income	19,589,196	18,649,943

Total additions	75,827,639	455,380,810

DEDUCTIONS:
Benefits paid to participants	(125,090,857)	(132,846,732)
Administrative expenses	(3,372,428)	(3,159,889)

Total deductions	(128,463,285)	(136,006,621)

INCREASE (DECREASE) IN NET ASSETS	(52,635,646)	319,374,189

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,830,698,879	1,511,324,690

End of year	$1,778,063,233	$1,830,698,879

See notes to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

1.	DESCRIPTION OF THE PLAN

The following description of the Best Buy Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a profit-sharing plan with a “cash or deferred” salary reduction savings arrangement intended to qualify under Internal Revenue Code (the “Code”) § 401(k). Eligible employees of Best Buy Co., Inc. ("Best Buy") and subsidiaries (the “Company”) may participate after reaching the age of 18. Prior to October 2, 2017, a minimum period of service was required to enroll in the Plan. Employees were able to begin participation in the Plan after 60 days of service. Beginning on October 2, 2017, the minimum period of service is no longer required.

The Benefits Committee ("Plan administrator") is appointed by a committee of the Board of Directors of the Company and has been delegated the Company's fiduciary and/or administrative responsibilities under the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Plan. Aon Hewitt served as the Plan recordkeeper for the period January 1, 2017, through October 1, 2017. Effective October 2, 2017, Voya Financial serves as the Plan recordkeeper. State Street Bank and Trust serves as the Plan trustee. There were no changes made to the investment options of the Plan other than described within the Investments section, below. The Plan is subject to the provisions of ERISA.

Contributions - Each year, participants may contribute up to 50% of their pre-tax annual compensation, as defined in the Plan, subject to Internal Revenue Service (“IRS”) limitations. Effective October 2, 2017, participants may also make after-tax Roth contributions to the Plan. Participants may contribute up to 50% of their annual compensation through pre-tax contributions, after-tax contributions or a combination of the two contribution types. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. After one year of service with the Company, the Company will match 100% of the participant's eligible contributions that do not exceed 3% of compensation, plus 50% of eligible contributions that exceed 3% but do not exceed 5% of compensation.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, as well as allocations of Plan earnings. Participants accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances or specific participant transactions, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments - Participants direct the investment of their contributions and the Company's matching contributions into any of the 19 different investment funds or into the employer stock fund by the Plan.

Effective March 20, 2017, the BlackRock Equity Index T fund changed to the BlackRock Equity Index J fund.

Effective June 29, 2018, the Plan replaced the Prudential Jennison Small Company Fund with the Meridian Small Cap Growth Fund. The BlackRock MSCI ACWI EX-US INDEX M was also added on this date as an additional plan investment option and as an allocation to the Custom Target Date Funds. The plan also added the Principal USPA Fund as an investment allocation within the Custom Target Date Funds.

Vesting - Participants are immediately vested in their contributions, plus actual earnings thereon. Effective January 1, 2007, the Plan agreement was amended to adopt a safe harbor matching contribution provision intended to satisfy Section 401(k)(12)(B) of the Code. This provision provides that the participants' account balances holding such safe harbor matching contributions will be immediately 100% vested.

Participant Loans - Employees hired on or after June 1, 2014, may not borrow from their fund accounts, and effective January 1, 2015, no participant may request a new loan under the Plan. Prior to April 1, 2014, participants could borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at the rate of the prime interest rate plus one percentage point on the first business day of the month in which the loan was processed. Loans require repayment within five years from the loan date, unless the loan was for the purchase of the participant's primary residence, in which case the repayment term is up to fifteen years. Principal and interest is paid ratably through bi-weekly payroll deductions.

Payment of Benefits - Upon termination of service, a participant has options to withdraw or leave funds within the plan if their balance is over $1,000. Participants may also withdraw some or all of their account balances prior to termination in limited circumstances, subject to Plan terms. The Plan requires that non-active employee participants with a balance of less than $1,000 are to have accounts distributed as soon as administratively practicable following termination. The Plan has undistributed amounts owed to participants that are no longer active employees of the Company in the amount of $0 and $114,016 as of December 31, 2018 and 2017, respectively.

Forfeitures -  Forfeited nonvested accounts shall be used to make restorations for rehired participants, to reduce company matching contributions, to reduce Plan expenses for the Plan year in which the participant’s forfeiture event occurred, to reduce company fixed and discretionary contributions, or to correct errors, omissions and exclusions. There were no forfeited nonvested accounts as of December 31, 2018 and 2017. Forfeitures in total of $4,985 were used to pay company matching contributions for the year ended December 31, 2017. No Plan expenses were paid with forfeitures in 2018 or 2017.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements and supplemental schedule of the Plan were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Contract value is a relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value or net asset value, except for the investment contract valued at contract value, as disclosed in Note 4, Investment Contracts. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3, Fair Value Measurements, for additional information. The market value of the Best Buy Co., Inc. Stock Fund is determined by the quoted market price of the underlying shares.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Investment Income  - During the years ended December 31, 2018 and 2017, the Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $(130,654,218) and  $270,168,673, respectively.

Participant Loans - Loans from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits  - Benefits are recorded upon distribution. At December 31, 2018 and 2017, there were no amounts allocated to accounts of participants who had elected to withdraw from the Plan but had not been paid.

Administrative Expenses - Plan participants were charged $16.50 per quarter for the first three quarters of 2017 with Aon Hewitt to cover Plan administrative expenses. Beginning in the fourth quarter of 2017 and throughout 2018, plan participants are charged $4.00 per month with Voya Financial. In addition, certain administrative expenses may be paid through forfeited accounts or by the Company.

Excess Contributions Payable - The Plan is required to return contributions received during the Plan year in excess of the Code's limits. There were no excess contributions related to the Plan year ended December 31, 2018 and 2017.

Recent Accounting Pronouncements  – In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements for fair value measurements. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Plan is assessing the impact on its disclosures of adopting the updated standard.

Subsequent Events - We have evaluated the effects of events that have occurred subsequent to December 31, 2018, through the filing date of the Form 11-K, and identified no subsequent events for this period.

3. FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We use a three-tier valuation hierarchy based upon observable and non-observable inputs:

Level 1 - Unadjusted quoted prices that are available in active markets for the identical assets or liabilities at the measurement date.

Level 2 - Significant other observable inputs available at the measurement date, other than quoted prices included in Level 1, either directly or indirectly, including:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets in non-active markets;
•	Inputs other than quoted prices that are observable for the asset or liability; and
•	Inputs that are derived principally from or corroborated by other observable market data.

Level 3 - Significant unobservable inputs that cannot be corroborated by observable market data and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management’s estimates of market participant assumptions.

The fair value hierarchy requires the use of observable market data when available. In instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, the fair value measurement has been determined based on the lowest level of input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset or liability.

The following table sets forth by level within the fair value hierarchy the Plan’s financial assets and liabilities that were accounted for at fair value on a recurring basis at December 31, 2018 and 2017, according to the valuation techniques we used to determine their fair values.

	Investments at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$833,357	$—	$—	$833,357
Best Buy Co., Inc. stock fund	82,278,760	—	—	82,278,760
Registered investments:
Domestic stocks	59,273,556	—	—	59,273,556
International stocks	114,347,754	—	—	114,347,754
Bond fund	126,471,995	—	—	126,471,995
Pooled funds:
BlackRock Equity Index Fund(1)	—	—	—	420,516,747
BlackRock Extended Equity Index Fund(1)	—	—	—	112,783,511
LifeCycle Funds(1)	—	—	—	541,246,450
BlackRock MSCI ACWI EX-US Index(1)	—	—	—	84,551,152
Phocas Small Cap Value Fund(1)	—	—	—	48,959,032
Total	$383,205,422	$—	$—	$1,591,262,314

	Investments at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$3,992,676	$—	$—	$3,992,676
Best Buy Co., Inc. stock fund	110,967,892	—	—	110,967,892
Registered investments:
Domestic stocks	68,689,309	—	—	68,689,309
International stocks	197,096,761	—	—	197,096,761
Bond fund	117,309,215	—	—	117,309,215
Pooled funds:
BlackRock Equity Index Fund(1)	—	—	—	444,030,647
BlackRock Extended Equity Index Fund(1)	—	—	—	113,034,785
LifeCycle Funds(1)	—	—	—	534,054,057
Phocas Small Cap Value Fund(1)	—	—	—	61,991,184
Total	$498,055,853	$—	$—	$1,651,166,526

(1)

Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented as Investments in the Statement of Net Assets Available for Benefits. There were no unfunded commitments for the periods presented.

For the years ended December 31, 2018 and 2017, there were no significant transfers in or out of Levels 1, 2 or 3.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents - Classified as Level 1 as investments are comprised of money market funds with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest, which approximates market value.

Best Buy Co., Inc. stock fund - Classified as Level 1 as investments are valued at the closing price reported on the active market on which the individual securities are traded.

Registered investments - Classified as Level 1 as shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Pooled funds - Not classified in the fair value hierarchy as they are valued using the net asset value, based on the value of the underlying assets owned by the Fund less its liabilities, and this difference is then divided by the number of units outstanding. The unit price of the investments is quoted on a private market that is not active; however, the unit price is based on underlying investments which are based on observable inputs.

4. STABLE VALUE FUND

During the years ended December 31, 2018 and 2017, the Plan held investments in Galliard Stable Value Fund (the "Fund"). The Fund is exclusively managed for the Plan by Galliard Capital Management, Inc. As of December 31, 2018 and 2017, all investments were in security-backed investment contracts or in units of collective investment trusts, which primarily invested in security-backed investment contracts, insurance separate account guaranteed investment contracts (“GICs”) and traditional GICs.

Participants ordinarily may direct either the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. Certain events may limit the ability of the Plan to transact at contract value with the stable value fund (for example, partial or complete termination of the Plan or its merger with another plan, layoffs, bankruptcy, mergers, early retirement incentives, certain transfers of assets from the stable value fund) and may also limit the ability of the stable value fund to transact at contract value with the participants. The Plan sponsor does not consider any of these events probable.

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

During the years ended December 31, 2018 and 2017, the Best Buy Co., Inc. stock fund had the following transactions related to the common stock of Best Buy:

	2018	2017
Number of common shares purchased	144,900	117,300
Cost of common shares purchased	$10,100,559	$6,323,126
Number of common shares sold	224,215	304,576
Market value of common shares sold	$16,392,766	$16,401,973
Cost of common shares sold	$6,379,813	$7,978,918

State Street Bank and Trust is the trustee of the Plan and manages the SSGA Government Money Market Fund. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Aon Investment Consulting managed the glide path for the LifeCycle Funds, which are made up primarily of the underlying funds of the Plan and determined and adjusted the allocation of the LifeCycle Funds on an annual basis as approved by the Benefits Committee.

6. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan was terminated, participants will remain 100% vested in the Company’s contributions.

7. FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated October 15, 2014, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for the years prior to 2015.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2018 and 2017:

	2018	2017
Net assets available for benefits per the financial statements	$1,778,063,233	$1,830,698,879
Deemed loan activity	—	(1,858,020)
Net assets available for benefits per Form 5500	$1,778,063,233	$1,828,840,859

As of December 31, 2018 and 2017, the following is a reconciliation of changes in net assets available for Plan benefits per the financial statements to the Form 5500:

	2018	2017
Increase (decrease) in net assets per financial statements	$(52,635,646)	$319,374,189
Changes in deemed loan activity	1,858,019	150,491
Net income (loss) per Form 5500	$(50,777,627)	$319,524,680

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500

BEST BUY RETIREMENT SAVINGS PLAN

(PLAN NUMBER 002)

(EMPLOYER IDENTIFICATION NUMBER 41-0907483)

SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2018

Description of Investment		Current Value

	CASH AND CASH EQUIVALENTS
*	SSGA Government Money Market Fund	$833,357

	REGISTERED INVESTMENT COMPANIES:
	MFS International Equity Fund	114,347,754
	PIMCO Total Return Fund	126,471,995
	Meridian Small Cap Growth Fund	59,273,556
	Total registered investment companies	300,093,305

	POOLED FUNDS:
	BlackRock Equity Index Fund	420,516,747
	BlackRock Extended Equity Index Fund	112,783,511
	BlackRock MSCI ACWI EX-US Index	84,551,152
*	LifeCycle Retirement Growth	20,425,895
*	LifeCycle 2015	7,902,536
*	LifeCycle 2020	22,431,963
*	LifeCycle 2025	36,676,221
*	LifeCycle 2030	47,538,675
*	LifeCycle 2035	60,959,609
*	LifeCycle 2040	67,406,903
*	LifeCycle 2045	84,276,971
*	LifeCycle 2050	121,411,075
*	LifeCycle 2055	48,836,398
*	LifeCycle 2060	23,380,204
	Phocas Small Cap Value Fund	48,959,032
	Total pooled funds	1,208,056,892

	Galliard Stable Value Fund	182,828,989

	BEST BUY CO., INC. STOCK FUND:
*	Best Buy Co., Inc. Common Stock	82,278,760

	TOTAL INVESTMENTS	$1,774,091,303

*	PARTICIPANT LOANS, 4.25%–9.25% interest rate range and maturity dates through November 2, 2029	$3,971,930

*	Denotes party-in-interest

Note: Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Best Buy Retirement Savings Plan

Date: June 21, 2019	By:	/s/ CHARLES MONTREUIL
Charles Montreuil
Senior Vice President, Enterprise Rewards and Corporate HR

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm